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                                                                    Exhibit 99.1

                                                          [LOGO] Bank of Bermuda


             Bank of Bermuda Announces Increased Buy-Back Programme

(Hamilton, Bermuda, 7 May 2002) Bank of Bermuda (BSX:BOB; Nasdaq:BBDA) today announces approval by its Board of Directors to increase the limit of its buy-back programme, from one million common shares, set in December 1998, to 2.5 million common shares.

Commenting on the buy-back programme, Edward Gomez, Chief Financial Officer stated: "An augmentation of the buy-back programme will continue to provide a mechanism that will balance new issue obligations under the Bank's various benefits programmes. A repurchase programme is a capital management tool that is common to many international banks."

The Bank also stated that no time frame has been established to complete the programme and that 674,535 shares have been repurchased under the programme since it was originally announced in December 1998.

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Notes to Editors:


Bank of Bermuda

o Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with headquarters in Bermuda and a network spanning 15 other key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, Bahrain and Switzerland.

                                 [Press Release]


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o    Listed on Nasdaq (BBDA) and the Bermuda Stock Exchange (BOB), Bank of
     Bermuda has total assets of $10.8 billion (as at 31 March 2002) and approximately $100 billion in assets under administration.

o Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

Forward-Looking Statements

o This release includes forward-looking statements, such as statements that refer to business plans, financial goals, business prospects and similar matters, that indicate our beliefs and expectations about future performance. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "intends," "plans," "estimates" or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Investors are directed to the Bank of Bermuda's 2001 annual report, which is available from the Bank without charge, and to the Bank's filings with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements are made as of the date of this release, and we assume no obligation to publicly update any forward-looking statements.


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For more information please contact:
Alison Satasi, Head of Investor Relations
The Bank of Bermuda Limited
Telephone: (+441) 299 6851
Fax: (+441) 299 6559
E-mail: alison.satasi@bankofbermuda.com
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